FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September, 2013

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

2001 Kirby Drive, Suite 1107, Houston TX 77019

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X_

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

1

Exhibits

EX-99.1	Interim Consolidated Financial Statements Six Months Ended June 30, 2013
EX-99.2	Managment Discussion & Analysis of Financial Statments For The Six Months Ended June 30, 2013
EX-99.3	Certification of Interim Filings CEO
EX-99.4	Certification of Interim Filings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.
(Registrant)

By:	“Sasan Sadeghpour”
Sasan Sadeghpour
Director, Chairman
and Interim CEO

Dated: September 16, 2013